Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Indiana Community Bancorp

Commission File No.: 000-18847

The following transcript is from a recording that Old National Bancorp has made available on its corporate website and contains information relating to Old National’s pending acquisition of Indiana Community Bancorp.

Old National Bancorp (ONB) Conference Call Transcript

Acquisition of Indiana Community Bancorp by Old National Bancorp

January 25, 2012 at 11:30 a.m. Eastern

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Indiana Community Bancorp and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Indiana Community Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Indiana Community Bancorp by accessing Indiana Community Bancorp’s website at www.myindianabank.com under the tab “Shareholder Relations” and then under the heading “Documents.”

Old National Bancorp and Indiana Community Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Indiana Community Bancorp in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2011. Information about the directors and executive officers of Indiana Community Bancorp is set forth in the proxy statement for Indiana Community Bancorp’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Conference Call Transcript

Operator: Welcome to Old National Bancorp’s Conference Call. This call is being recorded and has been made accessible to the public in accordance with the SEC’s Regulation FD. The call, along with the corresponding presentation slides, will be archived for 12 months on the Investor Relations page at www.oldnational.com. A replay of the call will also be available beginning at Noon Central tomorrow through February 9th. To access the replay, dial 1-855-859-2056, conference ID code 46342574.

Those participating today will be analysts and members of the financial community. At this time, all participants are in a listen only mode. Then we will hold a question and answer session and instructions will follow at that time.

At this time, the call will be turned over to Lynell Walton, Director of Investor Relations, for opening remarks. Ms. Walton?

Ms. Lynell J. Walton, Director of Investor Relations:

Thank you, Stephanie, and hello everyone. We appreciate you joining us for the Old National Bancorp’s Analyst and Investor Call.

With me today are Old National Bancorp management members Bob Jones, Chris Wolking, Daryl Moore and Jim Ryan.

As noted on slide four in our deck, I would like to remind you that as we proceed, our presentation today will contain forward-looking statements that are subject to certain risks and uncertainties that could cause the company’s actual future results to materially differ from those discussed. These risks and uncertainties include, but are not limited to, those which are contained in the slides and in Old National’s filings with the SEC.

Slide five contains our non-GAAP financial measures information. Various numbers in this presentation have been adjusted for certain items to provide more comparable data between periods and as an aid to you in establishing more realistic trends going forward. Included in the presentation are the reconciliations for such non-GAAP data. We feel that these adjusted metrics will be helpful in understanding Old National’s results of operations and core performance trends.

Following our prepared remarks today, we’ll be happy to open the line and take your questions. With that, I’ll turn the call over to Bob.

Robert G. Jones, President and Chief Executive Officer:

Good morning, everybody. I should begin by saying how much I particularly appreciate you all participating during this very hectic earnings schedule. It seems like with this transaction and then the last one with Integra, we’ve hit it right against the wall of the busy time for all of you. I will try to do better in future transactions.

I’m going to begin on slide seven, by giving you what we believe are the three reasons we believe this transaction is a positive one for our shareholders. We believe this transaction has very compelling strategic rationale. It is very consistent with our stated M&A strategy, continues to advance our objective of being Indiana’s bank in creating relevance within the State of Indiana. This transaction gets us to very, very close to third in the state in market share, almost a dead heat tie with Fifth Third.

It does provide us entry into the very attractive I-65 corridor between Indianapolis and Louisville. It’s a corridor we’ve long talked about in terms of the one of the primary focuses for our M&A activity, and we think the acquisition or the partnership with Indiana community fills that need very, very well. It does add 17 branches and a little over $860 million in deposits, as well as a little over $713 million in loans. As with all transactions, you want to make sure we’re using an effective deployment of your capital and I underscore that it’s your capital.

As we look at transactions like this, we do so as we look at a very slow economic recovery, a time when our industry is – where prudent growth is particularly challenging. We think the fact that we can get EPS accretion of somewhere between $0.06 and $0.08 before our one-time charges in the first full year, exceeding our internal rate of return, and the fact that we can get significant operating efficiencies - we’re going to commit to over 35% in cost saves. As we’ve done with Monroe and with Integra and other transactions, we have been able to live up to those commitments and we feel comfortable with that 35% number. So it’s a relatively low risk transaction. We’ve done our normal comprehensive due diligence. As I always talk to CEOs when Jim and I are in the process, one of the first things I’ll mention is that we are a royal pain in the butt when it comes to due diligence. We lived up to that reputation again this time.

We reviewed 57% of their commercial loans. We looked at the vast, vast majority of all their large credits. We’ve developed what I would tell you is a core competency in the integration and conversion process. All of our prior transactions have gone very well, and we’ll particularly highlight our core competency in the credit world, not just in the approving of credits that clearly Daryl and his team have done very well, but I would tell you that through our transactions particularly highlighted with Monroe and now with Integra, we’ve developed the resources and experience to really mitigate some of the credits that are more challenging. I think our past performance speaks very well and I would argue that’s a very good core competency of ours as we take our conservative credit culture on to the new partners.

One very important part of this transaction is we’re going to retain some key members of their management team. John Keach is going to play a very, very important role in client retention and through the integration process and will be a member of our team post integration. We’re also very pleased that Mark Gorski, their CFO, has agreed to join Chris’ team. We think the combination of those with the other members of our management team gives us a strong cultural fit, and we believe again, that this gives us a relatively low risk transaction.

Turning to slide eight, for those of you who are not familiar with Indiana Community. It was founded in 1908. It converted from a savings and loan in the 80s to a state-chartered commercial bank. As I said, they have 17 full service branches; five in Columbus, Indiana, which is arguably one of the best markets within the State of Indiana in terms of economic growth and vitality, three branches in Seymour, and we do acquire two more branches in Indianapolis to enhance that franchise. Locations in Batesville, Indiana, which you may be familiar as the home of Bates Caskets, Greensburg, Indiana, which is the new home of Honda of America, as well as branches in Madison, in North Vernon and other communities.

The important part of this transaction in addition to the deposits and liabilities, we do acquire $273 million in trust assets. This is the third acquisition in our Trust Company between Monroe and Integra.

Turning to the next slide, just to give you a little more sense, I want to reinforce why Indiana Community. Again, we believe this is a very effective deployment of capital during these very interesting times. One very important part of this transaction is we believe it gives us revenue growth opportunities, not just the new markets that we’ll enter, but also our ability to take our insurance, cash management, and other very important products into these markets. They have no insurance presence and as we have shown, again in prior transactions, our insurance team is very excited about these opportunities. It gives us a strong number two market share in Columbus and again it’s immediately accretive to our earnings before we take our one-time charges. It also allows us to continue to leverage our existing platform and continues to allow us to make progress on our efficiency ratio and again takes that expertise in integration and credit. Again, I’ll reemphasize the other points in intangibles here. This company as we’ve done our due diligence has a very, very similar cultural value in terms of their commitment to their associates, to their community, as well as what we believe is a very strong management team.

Turning to the next slide, let me highlight some of the markets that we’ve acquired. We’ve shown you a map that shows the nice fill-in in that Southeast corridor. Again, that’s that I-65 corridor between Louisville and Indianapolis. These facilities fit nicely into that corridor for us.

On slide 11, I’ll talk a little more about some of these new markets for Old National. Columbus Indiana is the headquarters for INCB. They have five – we have five locations there. It represents about 37.5% of their franchise and again as I said, they have a market rank of number two with a strong 27% market share. The poster child for the economic vitality there is the company Cummins Inc. who recently announced an expansion of their new office facility, adding 600 new professionals with an average salary of $80,000. But again, as you get to know Columbus, as one of our Directors said in our board meeting, this is arguably one of the best markets within the state of Indiana. Clearly as Indiana’s bank, we need to be within the market of Columbus.

Slide 12, we’ll give you a little bit of the demographic information on the economy. Total population for Bartholomew County is a little over 75,000. You can look at the median household income in terms of household growth as well. You see how it compares so favorably to both the rest of the state of Indiana, the national average as well as our existing franchise. You can see with an unemployment rate in November of 7%, well exceeds the numbers in Indiana, which is again one of the better states in the Midwest and still well below the national average.

Slide 13, we also enter Seymour, Indiana. Seymour is a very much like Columbus in terms of the demographics, a very good blend of small and mid-size companies. This is 22% of the Indiana Community franchise, again we have a strong number two market share with 25.5%. For those of you who know me well, I have a lot of useless information in my brain… Seymour, Indiana is actually home to John Mellencamp and in 2009 Miss America was Katie Stam from Seymour, Indiana.

Slide 14, just to give you the highlights of the transaction, and we’ll get into a little more detail after that. It is all stock transaction with an exchange ratio of 1.9 which results in us issuing 6.6 million shares based on the $12 price for Old National, which is the 20-day average from 12/21 to 1/20. The deal value is $79.2 million. Premium for core deposits 1.58%, which we think compares very favorable to recent transactions and a price to tangible book of 1.17, which we think is a good measurement for a company like Indiana Community given the liquidity in our stock price and some of the price challenges they have had.

Again I mentioned the due diligence. I will just reinforce that we did an extensive credit review led by Daryl and our loan review team, and we continue to look at all other operating and business lines, particularly with an eye towards cost savings. Again, fully accretive in the first year before our one-time charges and then thereafter and again we are going to phase in those cost saves. We’ll get about 75% of our cost saves in 2012 and we will fully realize that full 35% thereafter.

I will talk a little bit about the loan credit mark, which is 12% of their total loans or $87 million as well as our interest rate mark of $32 million.

In the next slide, I am going to discuss some possible adjustments to that credit mark, which we think again gives you as shareholders good upside and downside protection. And again, through a capital standpoint, this transaction will create above $75 million in capital, given our strong capital ratios and the strength of our balance sheet, we are not anticipating an additional capital raise. A question you may have is INCB is a TARP recipient, they will be paying TARP back prior to closing. Again, obviously subject to regulatory approval. We do anticipate closing this transaction in the second quarter subject to all the customary conditions.

Slide 15, I’ll talk a little bit about this credit related adjustment and our thought process as we put this into the agreement was that between now and closing is the only period of time this possible adjustment can happen. Again, I emphasize its between now and the closing date. Clearly, the folks in Indiana Community before the conversion have the best opportunity to remediate some of the challenges in the credits.

On Slide 24, we give a little bit more background on impairment. Impairment can be both collateral value and may be that we don’t have updated appraisals. It could be cash flow with lack of financial statements and it could be just documentation. But, clearly between now and closing this, we want to create a sense of urgency on the folks at Indiana Community that work with us to reduce that credit mark, and you can see there is a range of a downside that the mark could increase to 1.99%, if there is degradation in the credits, but it also could be reduced to 1.3396 should we be able to get some reduction and/or changes in those impairments.

[Recorded after meeting: Lynell Walton: To clarify Mr. Jones’ comment, the exchange ratio could actually decrease to 1.3396 if there is degradation in the credits, but could increase to 1.9987 should we be able to get some reduction and/or changes in those impairments.]

Bob Jones: I want to emphasize that ultimately this is all based on our credit culture, Daryl is the ultimate judge of whether they’ve met the standards in terms of the impairment and we think this again gives you as shareholders and gives Indiana Community, working very closely with Daryl and his team, the ability to reduce the mark.

Slide 16, just to talk a little bit about the onetime charges, we estimate those charges today at $19.3 million. You can see we have a severance charge of $4.3 million, most of that related to those 35% cost reduction. We have an additional $1.9 million in HR-related costs. I’ll break those down a little bit for you - $676,000 of that is related to a supplemental retirement plan, about $538,000 related to FICO as related to the severance, and $276,000 in restricted stock. The balance is really related to training and other HR integration costs. But again, you can see one-time charges of little over $19 million.

Slide 17 gives you capital as of 9/30 and again given the interesting time for this announcement, as you all know, we’ll be releasing earnings on 12/30. So, we used the 9/30 numbers here. You can see projected at closing based on the 9/30 and based on the impact to this transaction you can see we’re well within all guidelines for capitalization, and we actually maintained very strong capital positions.

With that, I’ll conclude my remarks, and Chris, Daryl, Jim and I are very happy to answer your questions. And again, we appreciate your interest in the transaction and joining our call at what I know is a very hectic time. So, operator, I’d like to open up for questions.

Question and Answer Section

Operator: [Operator Instructions] Your first question comes from the line of Joe Stieven with Stievan Capital.

(Q – Joe Stievan): Good morning, Bob.

(A): Good morning. Joe. When I just did an associate call they introduced me as Bobby Jones. So, I guess, you can be be Joe Stieven, right?

(Q): Thanks Bob. Bob, let me ask, I’m looking at… first of all, congrats on the deal. This is the type of deal that our industry needs, but I’m going to give you – have a little fun with you – when I look at the charge-offs that Indiana Community has had for the last five to six years, even through the cycle, they’re charging off 1%-1.25% give or take a year, and you’re taking a 12% credit mark, and I guess my question is, is that just you guys being overly conservative and then really wouldn’t that come back out the other side with more accretion on earnings? And if you’re sandbagging us, that’s great, but that just seems like a big mark, so that’s my question.

(A): Joe, that was more of a statement, but I appreciate it. Clearly, as you look at a state regulated, Federal Reserve regulated bank versus an OCC standard, there is some variation. Clearly, as you look at what is a very conservative credit culture that we have been very proud of and I think you should lay that on to an institution and again we’ve been very impressed with their credit people. There is going to be some change. It shows over our last couple transactions, we have been conservative with our marks and we hope we are conservative on this one, but clearly we want to do what’s right and be as transparent upfront as possible.

(Q): Got it. Thank you. Congrats guys.

(A): Thanks, Joe.

Operator: Your next question comes from the line of Mac Hodgson with SunTrust Robinson Humphrey.

(Q - Mac McEver Hodgson): Hi, good morning.

(A): Good morning.

(Q): Question on the pro forma capital slide 17. So the tangible book value projected at closing… would that include your expected earnings from 4Q and 1Q, so the actual hit to tangible value is more than $0.29 as a result of the transaction?

(A): Yeah Mac, actually it would be fourth quarter, first quarter and second quarter pro forma for us because our anticipated closing will be sometime in that second quarter, so we’ve looked at all the way through that second quarter in terms of the capital impact.

(Q): Okay, got you. So, how do you think about the earn back period, given $0.06 to $0.08 for this transaction… that’s a pretty hit you’re taking…?

(A): Yeah, there is part that created some angst for us. You just hit the nail on the head, and part of that’s the large mark… Joe just referenced the mark. You’ve got a very large interest rate mark, and the fact that you have to pay back TARP. So the culmination of those really does… it’s outside our normal parameters of what we look back in terms of earnback. But again, we think the value and the other parameters in terms of financial benefits to our shareholders in terms of earnings, the new markets we add, and an improving economy… we think outweigh that so that’s the kind of discussions we had with our board, and ultimately concluded that the other factors outweighed the relatively outside our parameters earnback on tangible book value.

(Q): What I want to be sure I understood, slide 15, the adjustments. Explain the 1.9987 to 1.3396, so is that a multiple of something?

(A): If the mark would get above 12%, so if we move at a range above 12%, we would increase the deal value to 1.99. So if the mark is better, excuse me I got that reversed…

so say the mark is down in the 9% –10% range, we felt it was important one to share with you as shareholders and then secondly also to reward the folks at Indiana Community for their hard work. And on the other hand if their credit portfolio begins to get a little more degradation, we thought it was better to give you some protection so that we would take that away from the shareholders of Indiana community.

(Q): Got it, so that’s the change in the exchange ratio?

(A): Yeah that’s right, and actually if you look at the 8-K that we filed, it’s got a pretty good description of it in the chart in there.

(Q): Okay, okay great.

(A): It’s actually the exchange ratio, it is not the change, it’s the actual exchange ratio.

(Q): Got you, okay. And then where were – and you may have hit on this – where were the bulk of – where are the credit concerns, and once again, I know we are having a 12% mark, was the construction development mark the bulk mainly?

(A): The vast majority of its in Indianapolis. This is similar to Monroe, they went into Indianapolis, did some real estate and that’s what gives me comfort that Daryl and his team members have a pretty good handle on the ability to work in that market. So, Indianapolis is the market that if you get enamored with real estate, it presents challenges, which it’s clearly happened with Indiana Community.

(Q): Okay, great. Well, I appreciate the color. Thanks.

(A): All right. Thanks Mac.

Operator: Your next question comes from the line of Emlen Harmon with Jeffries.

(A): Good morning Emlen.

(Q - Emlen Harmon): Hey. Good morning, how are you?

(A): Great.

(Q): I apologize. I hopped on a few – a couple of minutes late so I apologize if you touched on this before, but you kind of laid out $0.06 to $0.08 of accretion in the first year, can you give us a sense, I guess one is that say so that would be third quarter of ‘12 though second quarter of ‘13 and then is there any potential upside to that as you look out I guess beyond the first year?

(A): So, you know, if you answer the second part of that question, you’d put me in jail again. I think you asked that last time I did a transaction. So you really must want me to go to jail. But, the 6% to 8% is for full year, so you would go from second quarter of ‘12 really in your forecasting to the second quarter of ‘13. We’re going to realize about 75% of cost saves in this the first year in 2012, the balance of those we’ll get in the first quarter. So with that ought to be able to help you a little bit with your modeling.

(Q): Okay. So, it’s actually… you would hope to get to an $0.08 run rate as of the second quarter of 2013 or the full kind of like $0.08 of accretion are in there?

(A): There about, yes.

(Q): Okay. And then second question, you did build in two cost saves… you do build in just some occupancy expense and would not a taller footprint overlap? Just kind of curious as to I guess where you see branch closings and just kind of I guess footprint rationalization in the deal?

(A): Yeah, we’ve given the initial review that clearly they’ve got some facilities in Indianapolis and other markets. But we really owe it to Barbara and her team to get a little more deeper dive into that overlap and ways we can service and so much of its based on customer traffic flow. We think there is a number that can be had, but I think we also owe it to our associates to let them know first. But we clearly have some numbers built in that we’re comfortable with.

(Q): Okay, great. Thanks for taking my questions.

Operator: [Operator Instructions]. Your next question comes from the line of David Long with Raymond James.

(A): Good morning, David.

(Q – David Long): Good morning, guys. Does this transaction prohibit you from taking on any other deals here in the near-term?

(A): You know, I think we continue look for opportunities that provide value to the shareholders, I think we have said we can probably do two to three maybe transactions in a 12 to 18 month period. I talked a little bit about our core competency in conversions. I am blessed to have really a line of business that focuses on their merger’s integration. So… but it would have to be the right transaction and I’d have to be able to convince Barbara who leads that effort that we can do it as seamlessly as she has done the other ones.

(Q): Okay. And then does the timing of this – does it happen to be a function of where you are with the Integra integration?

(A): Timing is really related to the seller. We’re through Integra, the beauty of an FDIC deal is… it’s kind of wham bam, get it over with… and we’ve done the conversion. Integra is kind of behind us at this stage. There’s just some of the smaller issues, but from a client perspective and systems perspective, we’re done.

(Q): Okay, and then, as far as the.

(A): Daryl, would argue he’s got some more to do yet on the credit side. So, in defense of Daryl, that’s ongoing business for us.

(Q): Got it. And then in the negotiation process with Indiana Community, was this – were they brought to you or was this something that you’ve had open discussions with for quite some time?

(A): We’ve long admired Indiana Community, we admired the markets. As part of my role and Jim’s role… we stay in touch with a lot of folks and when the time comes their board and their management teams decides this might be a better opportunity to partner, we’d like to be at the top of that call sheet. So, I think that’s pretty consistent with Indiana Community.

(Q): Okay, Great. Thanks, guys.

(A): Thanks.

Operator: Your next question comes from the line of Mac Hodgson with SunTrust Robinson Humphrey.

(A): Hi, Mac.

(Q - Mac Hodgson): Hi, just a quick follow-up. When I pull up the branch map on SNL for Indiana Community, it shows a branch in Memphis?

(A): Yeah. Well, it never opened. We don’t know why that’s there, but we’re not in Memphis. We can’t visit you too often.

(Q): I got you, I got you. That’s what I thought, I was just making sure. Thanks.

(A): Yeah.

Operator: Your next question comes from the line of Chris McGratty with KBW.

(A): Good morning, Chris.

(Q - Chris McGratty): Hi, good morning, guys. Just a quick question on the capital levels pro forma. Bob, can you just remind us where you’re comfortable along the term running TC?

(A): Yeah. I think, given the current environment, where we’re at. I think the leverage ratio is probably 7% would be kind of our comfort level, which would correspond not much below that for a TC level either, but I think given the environment, particularly the regulatory environment, I think the old days of 6%, we probably need to keep that above that at this stage. We like to be well capitalized, we also think it’s important to have that capital available for our shareholders.

(Q): Okay. So maybe a little bit below seven on TC?

(A): I still feel little anxious below seven.

(Q): The other question is on TARP. You’re obviously going to – you are talking about repayment before the closing. How is that… is that through liquidity or what are your plans?

(A): Yes, liquidity. Chris will work obviously… that’s an Indiana Community decision … and Chris will work with them, but it’s through their liquidity.

(Q): Okay. Thanks.

(A): Great. Thanks.

Operator: [Operator Instructions] . Your next question comes from the line of Stephen Geyen with Stifel Nicolaus.

(A): Hey, Stephen. How are you doing?

((Q - Stephen G. Geyen): Doing well. Thank you. Good morning. Just wanted to make sure that I got this right. The credit mark is 87 million and 12%, that’s a net number, correct?

(A): Yes.

(Q): Okay, okay. And I know that Indiana Community has a pretty sizeable presence in downtown Indianapolis. Just curious, what’s your outlook, what’ are your thoughts on the commercial portfolio? Bob I guess you touched on it a little bit in your opening remarks, but maybe just a little more clarification. Do you consider that a pretty decent market?

(A): You mean Indianapolis?

(Q): Yes, as far as the commercial market, certainly a retail market is.

(A): It’s a good commercial market. I think our viewpoint of Indianapolis is a little different than some of the new entrants in that we tend to focus on the middle market versus the heavy proponents of real estate. We think that there’s growth there and this just continues to enhance our position. I think we are the lead story in two newspapers right now in Indianapolis and hopefully you all saw our governor last night on the State of the Union rebuttal, but we’re very positive towards Indianapolis.

(Q): Okay. Thank you.

(A - Jim Ryan): Can I just clarify on that last question? It is actually the gross pre-tax mark, so it’s before their reserves, just to be clear on that.

Operator: [Operator Instructions] . At this time, there are no additional questions.

Bob Jones: Great, well, again I appreciate everybody. I know, these are very, very hectic times, but obviously Lynell is available if you have any further questions for Chris, Daryl, Jim or I. Again, we appreciate your patience and we hope we talk to you soon. Thank you so much.

Operator: Thank you. This concludes today’s conference. You may now disconnect.

END

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s and Indiana Community Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger not being realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s and Indiana Community Bancorp’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); the ability of Old National Bancorp or Indiana Community Bancorp to execute their respective business plans (including the proposed acquisition of Indiana Community Bancorp); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Old National Bancorp’s or Indiana Community Bancorp’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in Old National Bancorp’s and Indiana Community Bancorp’s Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this transcript, and neither Old National Bancorp nor Indiana Community Bancorp undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.